Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 20 DATED APRIL 15, 2015
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 20 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 15 dated February 9, 2015, Supplement No. 16 dated February 26, 2015, Supplement No. 17 dated March 4, 2015, Supplement No. 18 dated March 20, 2015 and Supplement No. 19 dated March 26, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 20 is to disclose:

•	the status of our initial public offering; and

•	the adoption of our valuation policy.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of April 14, 2015, we received and accepted subscriptions in our offering for 51.8 million shares, or $516.1 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of April 14, 2015, 144.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Adoption of Our Valuation Policy
On April 2, 2015, our board of directors adopted a valuation policy, pursuant to which we will provide an estimated per share net asset value, or estimated per share NAV, of shares of our common stock consistent with FINRA requirements. We will disclose such estimated per share NAV, as applicable, in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K as well as in our annual reports to our stockholders. If we have an ongoing public offering at the time of such disclosure, we also will include the disclosure in the prospectus for the offering. Pursuant to our valuation policy, our board of directors delegated authority to oversee the valuation process to its audit committee. As described below, we will value our assets and liabilities in a manner deemed most appropriate by NSAM J-NSII Ltd, or our advisor, consistent with the methods and principles used to determine fair value under generally accepted accounting principles.

We presently expect to disclose an estimated per share NAV of our common stock no later than November 13, 2015, although we may determine or be required to make such a disclosure earlier than presently anticipated due to regulatory or other requirements. Thereafter, our board of directors will approve an estimated per share NAV no later than December 31st of the applicable calendar year. The audit committee, subject to the approval of our board of directors, will be responsible for the selection of a third-party recommended by our advisor to assist or to provide positive assurance of the valuation of our assets and liabilities. The audit committee will ensure that the third-party engaged to assist in the process has substantial and demonstrable experience in valuing assets similar to those owned by us and liabilities similar to those owed by us. To assist in the process of determining an estimated per share NAV, we will obtain independent appraisals for the properties underlying our commercial real estate debt investments and for each of our owned real estate assets.

Following the engagement of a third-party valuation expert, the audit committee will be specifically responsible for:

•	approving the engagement of any additional third-party recommended by our advisor to assist or to provide positive assurance of the valuation of our assets and liabilities;

•
ensuring that any additional third-party engaged to assist in the process has substantial and demonstrable experience in valuing assets similar to those owned by us and liabilities similar to those owed by us;

•
reviewing and approving the process and methodology to be used to determine the estimated per share NAV, the consistency of the valuation methodology with real estate industry standards and practices and the reasonableness of the assumptions utilized in the valuation or derivation of the valuation ranges;

•	reviewing the reasonableness of the estimated per share NAV or range of values resulting from the process; and

•	recommending the final proposed estimated per share NAV for approval by our board of directors.
In evaluating proposals from third-party firms, our board of directors, our advisor and the audit committee, as the case may be, may consider the cost of the valuation services relative to our resources and operations, including our financial condition, scale of operations and the type, number and complexity of assets that it owns. One or more qualified third-party firms may be engaged to:

•
value our commercial real estate debt, equity and securities investments, or collectively, our real estate investments, no later than November 13, 2015 and thereafter no less frequently than every calendar year;

•
prepare the valuation of our applicable real estate investments in accordance with the Code of Ethics and Standards of Professional Practice of the Appraisal Institute, or the Appraisal Institute, and the Uniform Standards of Professional Appraisal Practice;

•
certify the valuation of our owned real estate assets; provided that the person certifying the valuation must be a member of the Appraisal Institute with the MAI designation or such other professional valuation designation appropriate for the type and geographic location(s) of the asset(s) being valued; provided further any valuation of our owned real estate assets, if any, by the third-party expert must be based upon a valuation of each individual asset;

•	provide positive assurance of the valuation methodology and conclusions provided by our advisor; or

•	any combination of the above.
During the intervening quarters between required valuations, our advisor may value our real estate investments and liabilities for purposes of the estimated per share NAV. We will engage a qualified third-party valuation expert to provide assistance in, and confirmation of, the process used by our advisor, the resulting valuation of our real estate investments and liabilities and the conformity of both the process and resulting valuation with real estate industry standards and practices relating to valuation. In addition, the audit committee may also engage a third-party valuation expert to review and confirm the reasonableness of the assumptions and data used by our advisor in valuing each real estate investment and all associated liabilities, including but not limited to assumptions regarding rental rates, tenant improvements and concessions, lease renewal and option exercise probabilities, revenue and expense growth rates, going-in and residual capitalization rates, discount rates, market spreads, interest rates and other data deemed material to the valuation.
Further, we may engage a third-party valuation expert to provide a written conclusion at the audit committee’s option, of either: (i) the aggregate real estate investment and liability valuation used in estimating an estimated per share NAV; or (ii) the reasonableness or positive assurance of the estimated per share NAV provided by our advisor. We may also engage a third-party valuation expert to develop or review our advisor’s valuation of any material non-real estate related assets owned by us or liabilities owned by us.
To the extent a public offering of our common stock is ongoing, our board of directors will use estimated per share NAV to establish a revised offering price for our common stock, taking into account selling commissions, dealer manager fees, organizational costs and other offering expenses recommended by our advisor and approved by our board of directors, consistent with industry practices and prevailing market conditions.
Our board of directors or the audit committee may amend this policy at any time. Our board of directors or the audit committee may also choose to deviate from the valuation methods described herein if, in the opinion of the board of directors or the audit committee, as applicable, another method of estimating the estimated per share NAV is reasonably designed to result in an estimated per share NAV that is reliable.
For a description of the risks associated with the determination of and reliance on an estimated per share NAV of our common stock, see the section of our prospectus, as supplemented, entitled “Risk Factors—Risks Related to Investing in This Offering—We may use the most recent price paid to acquire a share in our offering as the estimated value of our shares until we are required to disclose an estimated per share value of our common stock. We may be required or otherwise determine to disclose an estimated per share value of our common stock prior to the completion of our offering and the purchase price stockholders pay for shares of our common stock in our offering may be higher than such estimated per share value. The estimated per share value may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.”

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